

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

November 18, 2009

Via U.S. Mail and Facsimile

John P. Waldron
Vice President and Controller
Navistar International Corporation
4201 Winfield Road, P.O. Box 1488
Warrenville, Illinois 60555

RE: Navistar International Corporation
Form 10-K for the fiscal year ended October 31, 2008
Form 10-K/A (Amendment No. 1) for the fiscal year ended
October 31, 2008
Form 10-Q for the quarterly period ended January 31, 2009
Form 10-Q for the quarterly period ended April 30, 2009
Definitive Proxy Statement on Schedule 14A

File No. 001-09618

Dear Mr. Waldron:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: John P. Waldron, Vice President and Controller
(630) 753-2200